UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 21 February 2018

Dear Shareholder,

It is a pleasure to share with you the Half-Yearly Report for the period to 31 December 2017. This is our first statutory report as Kazia Therapeutics Limited, following the transformation of the Company that was approved by shareholders at our Annual General Meeting in November 2017, and reflects many of the significant changes that the Company has been through over the past twelve months or more. Accordingly, I wanted to take this opportunity to draw your attention to some of the recent key developments in the business.

We announced in December 2017 that we had reached an agreement with Noxopharm (ASX: NOX), whereby Kazia agreed to provide certain technical information to support the development of their lead program, and released Noxopharm from future claims by Kazia against the intellectual property associated with that program. To be clear, this agreement does not affect any of Kazia’s current portfolio in any way. We believe this settlement is in the best interests of shareholders in both companies, and we commend the Noxopharm Board for working pragmatically towards a mutually beneficial outcome. As a result, Kazia now holds approximately 4.9% of the issued share capital of Noxopharm, with options over a further tranche of stock. As a fellow drug developer, and as a shareholder, we wish them every success in their future efforts.

As you will see from the accompanying financial statements, this settlement has been fully brought to account on our balance sheet. In principle, the additional assets significantly extend Kazia’s runway, and we are now fully-funded into calendar 2019, which is an important consideration as we turn our attention to the phase II clinical study of GDC-0084. We had intended to open the study for recruitment at the very end of last year, and all of the necessary steps required of the Company had been completed on schedule. Despite the assiduous planning, the first site initiation has been held up due to some unanticipated internal procedural requirements at the site. As a result, we now anticipate that the study will commence in late March or early April. Whilst this has been frustrating, given the Kazia team had worked so hard toward a December start, we nevertheless expect that it will have minimal impact on the overall timeline and costs of the study.

We liaised with our Scientific Advisory Board throughout the period and in November 2017 we held a two-day, face-to-face meeting in Sydney, where it was exciting to hear their thoughts on the longer-term trajectory for the GDC-0084 program. The four members of the SAB bring an incredible wealth of experience to the Company, and we are very much looking forward to putting some of their advice into practice over the coming year, and sharing with you our progress in due course.

Meanwhile, the ongoing study of Cantrixil in ovarian cancer continues to progress well. At the time of writing, the study is still in the ‘dose escalation’ stage, which primarily aims to understand the safety and tolerability of the drug and to establish a ‘maximum tolerated dose’ for further investigation. Given the open-ended design of such dose escalation studies, the exact completion is difficult to forecast, but we currently expect to be able to report data from this initial phase in the second quarter of calendar 2018. We are tremendously grateful to the clinicians and hospital staff who have been so diligently driving this study forward at each of the participating sites.

As you would expect, your Board remains highly attuned to the ongoing financial needs of the Company, and continues to consider appropriate channels to ensure that our work remains well funded. Whilst the Noxopharm settlement has strengthened our balance sheet significantly, we continue to explore grant funding, licensing opportunities, and equity investment opportunities in the Company. Your Board recognises that it is imperative to carefully balance the interests of our existing investors with the overarching obligation to deliver value-driving data across our key programs.

In line with our announcements regarding cost management in FY17, during the period we kept a tight control on our cost base and further reduced our operating expenses wherever possible. This strong focus on cost containment saw us make a number of changes in personnel and resulted in the relocation of our office to a more cost-effective site in Sydney, post the reporting period. For the time being we have suspended investment into discovery research, including the next generation ATM program, in order to more fully devote our resources to the GDC-0084 and Cantrixil clinical programs. Whilst we continue to be excited by our involvement in world-leading discovery science, it is high risk, costly and early-stage, and we believe that the two clinical programs represent a more near-term opportunity to provide value to patients and shareholders. Notwithstanding, we are working with our collaborators to find innovative alternatives to take this important discovery research forward.

In conclusion, I have spoken on many occasions about the transformation that our Company has been through over the past two years, which has been methodically implemented by the Board and Management team, and which culminated with the successful launch of our new identity as Kazia Therapeutics Limited at the end of last year. Suffice to say Kazia is now, in almost all respects, the Company that we have set out to build. No doubt we will continue to develop, change and improve, but I am confident enough in the work that has been done to declare that the rebuilding of the company is concluded.

Our task now is to deliver on the great promise of our portfolio, to execute world-class clinical trials, to produce high-quality data, and ultimately to bring forward new treatments for patients with cancer. There is much to be excited about in the coming year: data read-outs from the Cantrixil phase I study, commencement of the GDC-0084 phase II study, and the hopeful fruition of other projects and collaborations that the company continues to explore.

On behalf of our CEO, the Board & Management I can confirm that we are all invigorated by this challenge, and we continue to be grateful for the ongoing support of our shareholders

Yours sincerely,

/s/ Iain Ross

Iain Ross

Chairman of the Board

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Appendix 4D Half-year report

1.	Company details

Name of entity:	Kazia Therapeutics Limited
ABN:	37 063 259 754
Reporting period:	For the half-year ended 31 December 2017
Previous period:	For the half-year ended 31 December 2016

2.	Results for announcement to the market

				$
Revenues from ordinary activities	down	53.8	% to	66,227
Profit from ordinary activities after tax attributable to the owners of Kazia Therapeutics Limited	up	110.2	% to	424,779
Profit for the half-year attributable to the owners of Kazia Therapeutics Limited	up	110.2	% to	424,779

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The profit for the consolidated entity after providing for income tax amounted to $424,779 (31 December 2016: loss of $4,182,556).

Operating revenue for the half year ended 31 December 2017 was $66,227 compared with $143,255 for the half year ended 31 December 2016 and operating expenses for the half year ended 31 December 2017 amounted to $3,806,734, compared with $3,969,579 in the previous corresponding period.

The profit for the half year ended 31 December 2017 includes Research and Development spending of $4,696,374 compared with $4,880,831 for the half year ended 31 December 2016.

The consolidated entity’s current assets at 31 December 2017 were $14,752,740 (June 2017 $19,480,341), with current liabilities of $7,056,769 (June 2017 $5,384,107).

3.	Net tangible assets

	Reporting period Cents	Previous period Cents
Net tangible assets per ordinary security	22.00	21.00

During the period the Company’s share capital was consolidated by a factor of 10. Accordingly, the comparative figure of net tangible assets per share has been adjusted by the same factor, to disclose the comparative figure as if the shares were also consolidated in the previous period.

4.	Control gained over entities

Not applicable.

5.	Loss of control over entities

Not applicable.

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Appendix 4D Half-year report

6.	Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7.	Dividend reinvestment plans

Not applicable.

8.	Details of associates and joint venture entities

Not applicable.

9.	Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10.	Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements were subject to a review by the auditors and the review report is attached as part of the Half Yearly Report.

11.	Attachments

Details of attachments (if any):

The Half Yearly Report of Kazia Therapeutics Limited for the half-year ended 31 December 2017 is attached.

12.	Signed

Signed	Date: 21 February 2018

Kazia Therapeutics Limited

(Formerly known as Novogen Limited)

ABN 37 063 259 754

Half Yearly Report - 31 December 2017

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Directors’ report 31 December 2017

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Kazia Therapeutics Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2017.

Directors

The following persons were Directors of Kazia Therapeutics Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Iain Ross

Bryce Carmine

Steven Coffey

James Garner

Principal activities

During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development.

Review of operations

The profit for the consolidated entity after providing for income tax amounted to $424,779 (31 December 2016: loss of $4,182,556).

The attached financial statements detail the performance and financial position of the consolidated entity for the half-year ended 31 December 2017.

Cash resources

At 31 December 2017, the consolidated entity had total funds of $6,641,073 comprising cash in hand and at bank of $3,641,073 and short term deposits of $3,000,000.

The lead R&D program for the consolidated entity is GDC-0084, a small-molecule dual inhibitor of the phosphatidylinositide 3-kinase (PI3K) pathway and the mammalian target of rapamycin (mTOR), which was licensed from Genentech Inc. in October 2016. GDC-0084 has completed a 47-patient phase I clinical study under Genentech in patients with progressive or recurrent high grade glioma, which showed the drug to be generally safe and well-tolerated, and which provided signals of potential clinical activity. The development candidate is distinguished from the majority of molecules in this class by its ability to cross to the blood-brain barrier, which has been demonstrated in multiple animal species and confirmed in human clinical data. The company convened an Advisory Board of experts in November 2017 to help in finalising the design of the Phase ll development of GDC-0084 and anticipates initiating a Phase II clinical trial early in calendar 2018.

The consolidated entity is also developing Cantrixil (TRX-E-002-1), a small-molecule agent arising from an in-house discovery program. Through a collaboration with researchers at Yale University, Cantrixil has shown in vitro and in vivo activity against both differentiated cancer cells and cancer stem cells (sometimes referred to as tumour-initiating cells), which are believed to be an important contributor to chemotherapy resistance and disease recurrence. Cantrixil commenced a phase I clinical trial in patients with recurrent or refractory ovarian cancer in December 2016, and this study is expected to provide data in calendar 2018.

Significant changes in the state of affairs

As settlement of an ongoing legal dispute on 22 December 2017 the consolidated entity reached an agreement with another ASX listed company, Noxopharm Limited, in relation to that company’s key asset, NOX66. As part of this agreement, the consolidated entity has taken up shares and options in that listed entity at no financial cost. Further details are set out in Note 21.

On 13 November 2017 the consolidated entity entered into an agreement to license and assign certain pre-clinical assets to Heaton-Brown Life Sciences, LLC (HBLS), a privately-held start-up enterprise. The agreement provides for the licensing of Trilexium (TRX-E-009-1) and other ‘superbenzopyran’ molecules, and assignment of the early-stage ‘ad-het’ series of discovery leads. The consolidated entity retains all worldwide rights to Cantrixil (TRX-E-002-1), which is currently in a phase I clinical trial for ovarian cancer. In consideration for the licensed assets, the consolidated entity receives 10% of the equity in HBLS, along with milestone and royalty payments linked to successful development of the intellectual property. The equity in HBLS has been recorded in the financial statements at a carrying value of $1, reflecting the start up nature of that company.

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Directors’ report 31 December 2017

There were no other significant changes in the state of affairs of the consolidated entity during the financial half-year.

Matters subsequent to the end of the financial half-year

No matter or circumstance has arisen since 31 December 2017 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the Directors

/s/ Iain Ross

Iain Ross

Chairman

21 February 2018

Sydney

Level 17, 383 Kent Street

Sydney NSW 2000

Correspondence to:

Locked Bag Q800

QVB Post Office

Sydney NSW 1230

T +61 2 8297 2400

F +61 2 9299 4445

E info.nsw@au.gt.com

W www.grantthornton.com.au

Auditor’s Independence Declaration to the Directors of Kazia Therapeutics Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Kazia Therapeutics Limited for the half-year ended 31 December 2017, I declare that, to the best of my knowledge and belief, there have been:

a	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	No contraventions of any applicable code of professional conduct in relation to the review.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ S M Coulton

S M Coulton

Partner – Audit & Assurance

Sydney, 21 February 2018

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Contents 31 December 2017

General information

The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency.

Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Three International Towers

Level 24, 300 Barangaroo Avenue

Sydney NSW 2000

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 21 February 2018.

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2017

		Consolidated
	Note	Dec 2017 $	Dec 2016 $

Revenue	3	66,227	143,255
Other income	4	9,373,112	4,459,562
Expenses
Research and development expense		(4,696,374)	(4,880,831)
General and administrative expense		(3,806,734)	(3,969,579)
Loss on disposal of fixed assets		(5,333)	—
Finance costs	5	(649,855)	—

Profit/(loss) before income tax benefit		281,043	(4,247,593)
Income tax benefit		143,736	65,037

Profit/(loss) after income tax benefit for the half-year attributable to the owners of Kazia Therapeutics Limited		424,779	(4,182,556)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities		19,520	(36,581)
Gain on the revaluation of available-for-sale financial assets		76,846	1,113

Other comprehensive income for the half-year		96,366	(35,468)

Total comprehensive income for the half-year attributable to the owners of Kazia Therapeutics Limited		521,145	(4,218,024)

		Cents	Cents
Basic earnings per share	19	0.879	(9.24)
Diluted earnings per share	19	0.879	(9.24)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Statement of financial position As at 31 December 2017

		Consolidated
	Note	Dec 2016	Jun 2016
		$	$
Assets
Current assets
Cash and cash equivalents	6	6,641,073	14,454,784
Trade and other receivables	7	5,539,336	4,262,512
Income tax refund due		4,894	4,963
Prepayments	8	2,567,437	758,082

Total current assets		14,752,740	19,480,341

Non-current assets
Financial assets	9	7,797,242	21,803
Property, plant and equipment	10	147,202	489,605
Intangibles	11	15,119,679	15,918,354

Total non-current assets		23,064,123	16,429,762

Total assets		37,816,863	35,910,103

Liabilities
Current liabilities
Trade and other payables		2,784,400	1,872,554
Provision		237,064	155,149
Unearned Revenue		183,818	41,003
Contingent consideration		3,851,487	3,315,401

Total current liabilities		7,056,769	5,384,107

Non-current liabilities
Deferred tax	12	4,170,699	4,314,435
Provisions		—	63,878
Trade and other payables		—	106,398
Deferred consideration		817,370	703,599

Total non-current liabilities		4,988,069	5,188,310

Total liabilities		12,044,838	10,572,417

Net assets		25,772,025	25,337,686

Equity
Contributed equity	13	31,575,824	193,769,409
Other contributed equity	14	464,000	600,000
Reserves	15	2,045,298	1,929,338
Accumulated losses	16	(8,313,097)	(170,961,061)

Total equity		25,772,025	25,337,686

The above statement of financial position should be read in conjunction with the accompanying notes

Novogen Limited (Formerly known as Novogen Limited) Statement of changes in equity For the half-year ended 31 December 2017

Consolidated	Issued capital $	Other contributed equity $	Reserves $	Accumulated losses $	Total equity $

Balance at 1 July 2016	191,301,217	1,716,101	1,420,392	(160,506,785)	33,930,925
Loss after income tax benefit for the half-year	—	—	—	(4,182,556)	(4,182,556)
Other comprehensive income for the half-year, net of tax	—	—	(35,468)	—	(35,468)

Total comprehensive income for the half-year	—	—	(35,468)	(4,182,556)	(4,218,024)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	(17,662)	—	—	—	(17,662)
Transfers	—	(216,101)	—	216,101	—
Exercise of convertible note	900,000	(900,000)	—	—	—
Employee share-based payment options	—	—	361,071	—	361,071
Share-based payments	1,585,854	—	—	—	1,585,854

Balance at 31 December 2016	193,769,409	600,000	1,745,995	(164,473,240)	31,642,164

Consolidated	Issued capital $	Other contributed equity $	Reserves $	Retained profits $	Total equity $

Balance at 1 July 2017	193,769,409	600,000	1,929,338	(170,961,061)	25,337,686
Profit after income tax benefit for the half-year	—	—	—	424,779	424,779
Other comprehensive income for the half-year, net of tax	—	—	96,366	—	96,366

Total comprehensive income for the half-year	—	—	96,366	424,779	521,145
Transactions with owners in their capacity as owners:
Share-based payments	29,600	—	19,594	—	49,194
Extinguishment of convertible note (Note 21)	—	(136,000)	—	—	(136,000)
Cancellation of share capital under Section 258F of the Corporations Act	(162,223,185)	—	—	162,223,185	—

Balance at 31 December 2017	31,575,824	464,000	2,045,298	(8,313,097)	25,772,025

The above statement of changes in equity should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Statement of cash flows For the half-year ended 31 December 2017

		Consolidated
	Note	Dec 2017 $	Dec 2016 $
Cash flows from operating activities
Profit/(loss) before income tax benefit for the half-year		424,779	(4,182,556)
Adjustments for:
Depreciation, amortization and impairment		1,144,930	554,120
Share-based payments		49,194	403,071
Foreign exchange differences		(36,845)	1,104
Gain on legal settlement (non-cash)		(7,834,592)	—
Interest accrued		—	298

		(6,252,534)	(3,223,963)
Change in operating assets and liabilities:
Increase in trade and other receivables		(1,276,824)	(4,516,986)
Increase in prepayments		(1,809,355)	(882,993)
Increase in other operating assets		—	(94,891)
Increase in trade and other payables		815,294	1,068,678
Increase in employee benefits		11,332	21,022
Increase in other provisions		6,705	8,585
Increase in unearned revenue		142,815	—
Decrease in deferred tax liability		(143,736)	(65,037)
Increase in contingent consideration		649,857	—

Net cash used in operating activities		(7,856,446)	(7,685,585)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired		—	(7,097,152)
Payments for property, plant and equipment	10	(9,185)	(9,328)
Payments for intangibles	11	—	(8,445)

Net cash used in investing activities		(9,185)	(7,114,925)

Cash flows from financing activities
Share issue transaction costs		—	(17,662)

Net cash used in financing activities		—	(17,662)

Net decrease in cash and cash equivalents		(7,865,631)	(14,818,172)
Cash and cash equivalents at the beginning of the financial half-year		14,454,784	33,453,140
Effects of exchange rate changes on cash and cash equivalents		51,920	(35,333)

Cash and cash equivalents at the end of the financial half-year		6,641,073	18,599,635

The above statement of cash flows should be read in conjunction with the accompanying notes

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Notes to the financial statements 31 December 2017

Note 1. Significant accounting policies

These general purpose financial statements for the interim half-year reporting period ended 31 December 2017 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2017 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the policies stated below.

Estimates

When preparing the half-year financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management and will seldom equal the estimated results.

The judgements, estimates and assumptions applied in the half-year financial statements, including key sources of estimation uncertainty were the same as those applied in the Group’s last annual financial statements for the year ended 30 June 2017.

Research and Development Tax Rebate Reliable Estimate

The R&D Tax Incentive is a government run program which helps to offset some of the costs of R&D. Annually, the consolidated entity claims a refundable tax offset and has disclosed this as other income in the statement of profit or loss and other comprehensive income. The group accounts for the R&D Tax Incentive when a reliable estimate of the amounts receivable can be made.

The Research and Development rebate accrual of $1,021,996 for the reporting period has been accrued based on the methodology used for the annual R&D tax rebate claim.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Going Concern

As at 31 December 2017 the consolidated entity had cash in hand and at bank of $6,641,073. The consolidated entity had net cash outflows from operating activities of $7,856,446 for the six months ended 31 December 2017.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding.

The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow the consolidated entity to continue as a going concern.

Accordingly the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Notes to the financial statements 31 December 2017

Note 2. Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The information reported to the CODM, on at least a monthly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Note 3. Revenue

	Consolidated
	Dec 2017	Dec 2016
	$	$

Bank interest	66,227	143,255

Note 4. Other income

	Consolidated
	Dec 2017	Dec 2016
	$	$

Net foreign exchange gain	—	8,331
Government grants	—	7,000
Subsidies and grants	361,072	—
Reimbursement of expenses	5,452	7,947
Research and development rebate	1,021,996	4,436,284
Gain on legal settlement (Note 21)	7,984,592	—

Other income	9,373,112	4,459,562

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Notes to the financial statements 31 December 2017

Note 5. Expenses

	Consolidated
	Dec 2017	Dec 2016
	$	$

Profit/(loss) before income tax includes the following specific expenses:
Depreciation
Leasehold improvements	187,490	26,065
Property, plant and equipment	15,914	23,771

Total depreciation	203,404	49,836

Amortisation
Patents and intellectual property	249,907	501,843
Software	2,139	2,441
GDC licensing agreement	546,629	—

Total amortisation	798,675	504,284

Total depreciation and amortisation	1,002,079	554,120

Impairment
Leasehold improvements	142,851	—

Finance costs
Unwinding of the discount on contingent consideration	649,855	—

Rental expense relating to operating leases
Minimum lease payments	215,742	157,774

Superannuation expense
Defined contribution superannuation expense	118,701	138,324

Note 6. Current assets - cash and cash equivalents

	Consolidated
	Dec 2017	Jun 2017
	$	$

Cash at bank and on hand	3,641,073	8,454,784
Short-term deposits	3,000,000	6,000,000

	6,641,073	14,454,784

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Notes to the financial statements 31 December 2017

Note 7. Current assets - trade and other receivables

	Consolidated
	Dec 2017	Jun 2017
	$	$

Trade receivables	202,272	231,065
R&D tax rebate receivable	4,995,048	3,973,052
Less: Provision for impairment of receivables	—	(225,998)

	5,197,320	3,978,119

GST refundable	138,002	77,207
Deposit paid	586,862	578,657
Provision for impairment of deposit paid	(382,848)	(371,471)

	5,539,336	4,262,512

Note 8. Current assets - Prepayments

	Consolidated
	Dec 2017	Jun 2017
	$	$

Prepayments	2,567,437	758,082

Note 9. Non-current assets - Financial assets

	Consolidated
	Dec 2017	Jun 2017
	$	$

Available-for-sale shares held at fair value through OCI (Note 21)	6,027,241	21,803
Share options held at fair value through P&L (Note 21)	1,770,001	—

	7,797,242	21,803

Note 10. Non-current assets - property, plant and equipment

	Consolidated
	Dec 2017	Jun 2017
	$	$

Leasehold improvements - at cost	472,759	466,054
Less: Accumulated depreciation	(269,930)	(82,440)
Less: Impairment	(142,851)	—

	59,978	383,614

Plant and equipment - at cost	191,356	201,296
Less: Accumulated depreciation	(104,132)	(95,305)

	87,224	105,991

	147,202	489,605

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Notes to the financial statements 31 December 2017

Note 10. Non-current assets - property, plant and equipment (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Leasehold Improvement	Plant and equipment	Total
Consolidated	$	$	$

Balance at 1 July 2017	383,614	105,991	489,605
Additions	6,705	2,480	9,185
Disposals	—	(5,333)	(5,333)
Impairment of assets	(142,851)	—	(142,851)
Depreciation expense	(187,490)	(15,914)	(203,404)

Balance at 31 December 2017	59,978	87,224	147,202

Note 11. Non-current assets - intangibles

	Consolidated
	Dec 2017	Jun 2017
	$	$

Patents and trademarks - at cost	2,850,518	2,850,518
Less: Accumulated amortisation	(2,850,518)	(2,600,611)

	—	249,907

Software - at cost	11,070	11,070
Less: Accumulated amortisation	(7,937)	(5,798)

	3,133	5,272

Licensing agreement - at acquired fair value	16,407,788	16,407,788
Less: Accumulated amortisation	(1,291,242)	(744,613)

	15,116,546	15,663,175

	15,119,679	15,918,354

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Software	Patents and intellectual property	GDC licensing agreement	Total
Consolidated	$	$	$	$

Balance at 1 July 2017	5,272	249,907	15,663,175	15,918,354
Amortisation expense	(2,139)	(249,907)	(546,629)	(798,675)

Balance at 31 December 2017	3,133	—	15,116,546	15,119,679

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Notes to the financial statements 31 December 2017

Note 12. Non-current liabilities - deferred tax

	Consolidated
	Dec 2017	Jun 2017
	$	$

Deferred tax liability comprises temporary differences attributable to:
Amounts recognised in profit or loss:
Intangible assets	4,170,699	4,314,435

Deferred tax liability	4,170,699	4,314,435

Amount expected to be settled within 12 months	275,630	285,129
Amount expected to be settled after more than 12 months	3,895,069	4,029,306

	4,170,699	4,314,435

Movements:
Opening balance	4,314,435	—
Credited to profit or loss	(143,736)	(197,707)
Additions through business combinations	—	4,512,142

Closing balance	4,170,699	4,314,435

Note 13. Equity - contributed equity

	Consolidated
	Dec 2017 Shares	Jun 2017 Shares	Dec 2017 $	Jun 2017 $

Ordinary shares - fully paid	48,409,621	483,287,914	31,575,824	193,769,409

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	1 July 2017	483,287,914		193,769,409
Share consolidation- Note 1	17 November 2017	(434,958,293)	$0.000	—
Issue of shares - Note 2	30 November 2017	80,000	$0.000	29,600
Cancellation of share capital - Note 3	31 December 2017	—	$0.000	(162,223,185)

Balance	31 December 2017	48,409,621		31,575,824

Note 1 - Share consolidation 10 to 1, which was approved by shareholders at the Annual General Meeting on 15 November 2017

Note 2 - Shares issued to the Company’s Scientific Advisory Board in return for services

Note 3 - Section 258F of the Corporations Act allows a company to reduce its share capital by cancelling any paid-up share capital that is lost or is not represented by available assets. Given the long history of the consolidated entity and changes in the principal activity in recent years, the Directors believe that $162,223,185 of the parent entity’s share capital satisfies the criteria in Section 258F of the Corporations Act and accordingly this amount of the ordinary share capital has been cancelled.

Share buy-back

There is no current on-market share buy-back.

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Notes to the financial statements 31 December 2017

Note 14. Equity - Other contributed equity

	Consolidated
	Dec 2017	Jun 2017
	$	$

Convertible loan note - Triaxial	464,000	600,000

On 4 December 2014, the consolidated entity and the convertible note holder (‘Triaxial’) signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity. The Deed extinguishes the liability created by the Loan Agreement, which previously allowed for a cash settlement and now allows Triaxial to convert their debt into ordinary shares, providing that the company achieves defined milestones established in the schedule of the Deed. Accordingly, the convertible note has been classified as an equity instrument rather than debt instrument.

The remaining portion of the convertible note may be exercised on completion of a Phase II clinical trial or achieving Breakthrough Designation. Completion will be deemed to occur upon receipt by the consolidated entity of a signed study report or notification of the designation. There is a possibility for an early conversion of the convertible note if a third party acquires more than 50% of the issued share capital of the consolidated entity.

During the half year ended 31 December 2017, a portion of the convertible notes was extinguished (Note 21). The remaining convertible note at period end represents 1,856,000 ordinary shares in the consolidated entity and $464,000.

Note 15. Equity - reserves

	Consolidated
	Dec 2017	Jun 2017
	$	$

Available-for-sale reserve	40,022	(36,824)
Foreign currency reserve	(91,830)	(111,350)
Share-based payments reserve	2,097,106	2,077,512

	2,045,298	1,929,338

Share based payments reserve for Employee Share Option Plan

During the half year the company issued 261,500 options to employees of the Company pursuant to the Company’s Employee Share Option Plan, which was re-approved by the Shareholders on 15 November 2017.

Note 16. Equity - accumulated losses

	Consolidated
	Dec 2017	Jun 2017
	$	$
Accumulated losses at the beginning of the financial half-year	(170,961,061)	(160,506,785)
Profit/(loss) after income tax benefit for the half-year	424,779	(10,670,377)
Transfer from other contributed equity	—	216,101
Reduction of share capital (Note 14)	162,223,185	—

Accumulated losses at the end of the financial half-year	(8,313,097)	(170,961,061)

Note 17. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Notes to the financial statements 31 December 2017

Note 18. Events after the reporting period

No matter or circumstance has arisen since 31 December 2017 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 19. Earnings per share

	Consolidated
	Dec 2017	Dec 2016
	$	$

Profit/(loss) after income tax attributable to the owners of Kazia Therapeutics Limited	424,779	(4,182,556)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	48,343,969	45,263,175

Weighted average number of ordinary shares used in calculating diluted earnings per share	48,343,969	45,263,175

	Cents	Cents
Basic earnings per share	0.879	(9.24)
Diluted earnings per share	0.879	(9.24)

1,856,000 unlisted convertible notes with a face value of $464,000, 4,582,432 unlisted options and 3,148,400 listed options have been excluded from the above calculations as they were antidilutive.

Note 20. Share-based payments

Employee share options

During the half year ended 31 December 2017, 261,500 options have been issued to the employees during the year by the consolidated entity pursuant to the Company’s Employee Share Option Plan.

•	Tranche 12 of 224,000 options vesting equally over 4 years
•	Tranche 13 of 37,500 options vesting equally over 4 years

Note 21. Settlement of legal proceedings

On 22 December 2017 the consolidated entity reached an agreement with another ASX listed company, Noxopharm Limited, in relation to that company’s key asset, NOX66. Under this agreement, the consolidated entity has released Noxopharm Limited from any claims of ownership it believes it may have had of NOX66 or the IP and technology that underpins it. In return, the consolidated entity has received the following:

•	5,317,123 ordinary shares in Noxopharm Limited, held under voluntary escrow until 14 June 2018 (value at date of settlement: $5,928,592)
•	3,000,000 unlisted options in Noxopharm Limited, with an exercise price of $0.80, expiring 18 January 2020, unable to be exercised prior to 18 July 2018 (value at date of settlement: $1,770,000)
•	extinguishment of certain convertible notes (book value: $136,000)
•	a cash payment of $165,000 (including GST) from Noxopharm Limited

These items have been reflected in the half year report.

Kazia Therapeutics Limited (Formerly known as Novogen Limited) Directors’ declaration 31 December 2017

In the directors’ opinion:

•	the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•	the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2017 and of its performance for the financial half-year ended on that date; and

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ Iain Ross

Iain Ross

Chairman

21 February 2018

Sydney

Level 17, 383 Kent Street

Sydney NSW 2000

Correspondence to:

Locked Bag Q800

QVB Post Office

Sydney NSW 1230

T +61 2 8297 2400

F +61 2 9299 4445

E info.nsw@au.gt.com

W www.grantthornton.com.au

Independent Auditor’s Review Report

To the Members of Kazia Therapeutics Limited

Report on the Half Year Financial Report

Conclusion

We have reviewed the accompanying half year financial report of Kazia Therapeutics Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2017 and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half year financial report of Kazia Therapeutics Limited does not give a true and fair view of the financial position of the Group as at 31 December 2017, and of its financial performance and its cash flows for the half year ended on that date, in accordance with the Corporations Act 2001, including complying with Accounting Standard AASB 134 Interim Financial reporting.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial report, which indicates that the Group has cash on hand and at bank of $6,641,073 as at 31 December 2017 and incurred net operating cash outflows of $7,856,446 for the half year ended on that date. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

Directors’ Responsibility for the Half Year Financial Report

The Directors of the Group are responsible for the preparation of the half year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2017 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Kazia Therapeutics Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

/s/ Grant Thornton

Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ S M Coulton

S M Coulton

Partner - Audit & Assurance

Sydney, 21 February 2018